Issuer Free Writing Prospectus, dated December 12, 2007

Filed pursuant to Rule 433

Registration Statement No.: 333-145919

HECLA MINING COMPANY

The following information supplements the Prospectus Supplement for the offering of 6.50% Mandatory Convertible Preferred Stock, dated December 12, 2007 (the “Prospectus Supplement”), filed pursuant to Rule 424(b)(2) under the Securities Act of 1933, Registration Statement No. 333-145919.

6.50% Mandatory Convertible Preferred Stock Offering

Issuer:	Hecla Mining Company (the “Company”) (NYSE symbol: HL)

Title of securities:	6.50% Mandatory Convertible Preferred Stock

Shares issued:	1,750,000

Over-allotment option:	Up to 262,500 shares

Liquidation preference per share:	$100

Public offering price per share:	$100

Annual dividend rate:	6.50% of the $100 liquidation preference per share ($6.50 per annum)

Dividend payment dates:	January 1, April 1, July 1 and October 1 (or the following business day if such is not a business day)

First dividend date:	April 1, 2008

Amount per share of first dividend payment:	$1.8597

Amount per share of subsequent dividend payments:	$1.6250

Share cap (subject to adjustment):	Total dividend payment divided by $3.395

Mandatory conversion date:	January 1, 2011

Initial price (subject to adjustment):	$9.70

Threshold appreciation price (subject to adjustment):	$11.83 (represents an approximately 22.00% appreciation over the initial price)

Mandatory conversion rate (subject to adjustment):	If the applicable market value (as defined in the Prospectus Supplement) of the Company’s common stock is greater than the threshold appreciation price, then the conversion rate will be 8.4502 shares of the Company’s common stock per share of mandatory convertible preferred stock (the “minimum conversion rate”), which is equal to $100 divided by the threshold appreciation price.

If the applicable market value of the Company’s common stock is less than or equal to the threshold appreciation price but greater than or equal to the initial price, then the conversion rate will be $100 divided by the applicable market value.

If the applicable market value of the Company’s common stock is less than the initial price, then the conversion rate will be 10.3093 shares of the Company’s common stock per share of the mandatory convertible preferred stock (the “maximum conversion rate”), which is equal to $100 divided by the initial price.

In addition, upon mandatory conversion holders will have the right to receive the other amounts and/or shares described in the Prospectus Supplement.

Hypothetical conversion values upon mandatory conversion:

Applicable Market Value of Common Stock	Number of Shares of Common Stock to be Received upon Conversion	Conversion Value (Applicable Market Value Multiplied by the Number of the Shares of our Common Stock to be Received upon Conversion)
$ 5.00	10.3093	$ 51.55
$ 7.50	10.3093	$ 77.32
$ 9.70	10.3093	$100.00
$10.00	10.0000	$100.00
$11.00	9.0909	$100.00
$12.00	8.4502	$101.40
$20.00	8.4502	$169.00
$30.00	8.4502	$253.51
$40.00	8.4502	$338.01
$50.00	8.4502	$422.51
$60.00	8.4502	$507.01
$70.00	8.4502	$591.51

Provisional conversion at Company’s option:	At any time on or prior to July 1, 2008, the Company may, at its option, cause the conversion of all, but not less than all, the outstanding shares of mandatory convertible preferred stock into a number of shares of common stock equal to the provisional conversion rate specified in the table below; provided, however, that the Company may not elect to exercise its provisional conversion right if, on or prior to July 1, 2008, the Company has completed a material transaction involving the acquisition of assets or a business with a purchase price of $100 million or more.

In addition, upon provisional conversion holders will have the right to receive the other amounts described in the Prospectus Supplement.

Provisional conversion

rate table:

Applicable Market Value	Provisional Conversion Rate	Conversion Value (Applicable Market Value Multiplied by the Provisional Conversion Rate)
$ 2.00	19.2474 (“maximum provisional conversion rate”)	$ 38.49
$ 4.00	13.7474	$ 54.99
$ 6.00	11.9141	$ 71.48
$ 8.00	10.9974	$ 87.98
$10.00	10.4474	$104.47
$12.00	10.0808	$120.97
$14.00	9.8189	$137.46
$16.00	9.6224	$153.96
$18.00	9.4696	$170.45
$20.00	9.3474	$186.95
$22.00	9.2474	$203.44
$24.00	9.1641	$219.94
$26.00	9.0936	$236.43
$28.00	9.0331	$252.93
$30.00	8.9808 (“minimum provisional conversion rate”)	$269.42

Conversion at option of holder other than during a cash acquisition conversion period (subject to adjustment):	Holders have the right to convert their shares of mandatory convertible preferred stock, in whole or in part, at any time prior to the mandatory conversion date, into shares of the Company’s common stock at a minimum conversion rate of 8.4502 shares of common stock per share of mandatory convertible preferred stock.

In addition, upon early conversion holders will have the right to receive the other amounts and/or shares described in the Prospectus Supplement.

Cash acquisition conversion rate (subject to adjustment):	If a cash acquisition (as defined in the Prospectus Supplement) occurs prior to the mandatory conversion date, holders of the mandatory convertible preferred stock will have the right to convert their shares of mandatory convertible preferred stock, in whole or in part, into shares of common stock at the cash acquisition conversion rate that will be determined by reference to the following table:

Stock Price on Effective Date
Effective Date	$2.00	$4.00	$6.00	$8.00	$9.70	$10.77	$11.83	$14.00	$16.00	$18.00	$20.00	$25.00	$30.00
December 18, 2007	9.8651	9.2917	8.9006	8.6721	8.5568	8.5079	8.4715	8.4237	8.3988	8.3847	8.3769	8.3708	8.3717
January 1, 2009	10.1118	9.6760	9.2186	8.8966	8.7191	8.6408	8.5813	8.5014	8.4588	8.4338	8.4191	8.4045	8.4017
January 1, 2010	10.2320	10.1104	9.7159	9.2722	8.9747	8.8348	8.7269	8.5834	8.5107	8.4708	8.4493	8.4301	8.4266
January 1, 2011	10.3093	10.3093	10.3093	10.3093	10.3093	9.2876	8.4502	8.4502	8.4502	8.4502	8.4502	8.4502	8.4502

If the stock price (as defined in the Prospectus Supplement) is in excess of $30.00 per share (subject to adjustment), then the cash acquisition conversion rate will be the minimum conversion rate.

If the stock price is less than $2.00 per share (subject to adjustment), then the cash acquisition conversion rate will be the maximum conversion rate.

In addition, upon conversion in connection with a cash acquisition holders will have the right to receive the other amounts and/or shares described in the Prospectus Supplement, including the cash acquisition dividend make-whole payment.

Cash acquisition dividend make-whole payment:	For purposes of calculating the cash acquisition dividend make-whole amount, the present value of the remaining dividend payments will be computed using a discount rate equal to 8.50%.

Net proceeds after underwriting discount and estimated expenses:	Approximately $169.3 million (approximately $194.7 million if the over-allotment option is exercised in full)

Underwriting discount:	3.00%

Trade date:	December 12, 2007

Settlement date (Issue date):	December 18, 2007

CUSIP:	422704 304

The issuer has filed a registration statement (including a prospectus) and a prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus supplement and the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and the offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus in the registration statement if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-866-500-5408 or J.P. Morgan Securities Inc. toll-free at 1-866-430-0686.

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